Exhibit 99.4

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999

Voting will be open until 11:59 p.m. Eastern Time on December 17, 2025.

CONTROL #

VOTE ONLINE

www.Transhare.com click on Vote Your Proxy and enter your Control Number.

VOTE BY FAX

Mark, sign and date your proxy card and return it to +1 (727) 269-5616.

VOTE BY E-MAIL

Mark, sign and date your proxy card and send it to proxy@transhare.com

VOTE IN PERSON

If you would like to vote at in person, please attend the Extraordinary General Meeting to be held on December 19, 2025, at 10 a.m. Hong Kong Time, at 5/F., AIA Financial Centre, 712 Prince Edward Road East, San Po Kong, Kowloon, Hong Kong.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

707 CAYMAN HOLDINGS LIMITED

2025 EXTRAORDINARY GENERAL MEETING (THE “EGM”)

DETACH PROXY CARD TO VOTE BY MAIL

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1.

PROPOSAL NO. 1

(A)	Adoption of Dual Share Class Structure

(A)	To consider and approve, as an ordinary resolution, that a dual share class structure be adopted by the Company, such that:

c.	the Company’s shares will be reclassified into Class A Ordinary Shares (as defined below) and Class B Ordinary Shares (as defined below); and

d.	every holder of shares in the Company shall have one (1) vote for each Class A Ordinary Share of which he is the holder and twenty-five (25) votes for each Class B Ordinary Share of which he is the holder.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 2

(B)	Change of Share Capital of the Company

(B)	To consider and approve, as an ordinary resolution, that the authorised share capital of the Company be changed (the “Change of Share Capital”) from US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each to US$500,000 divided into 500,000,000 shares of a par value of US$0.001 each, comprising (i) 400,000,000 class A ordinary shares of a par value of US$0.001 each (the “Class A Ordinary Shares”), and (ii) 100,000,000 class B ordinary shares of a par value of US$0.001 each (the “Class B Ordinary Shares”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 3

Subject to the approval of the Proposal No. 1 and the Proposal No. 2,

(C)	Share Redesignation

(C)	To consider and approve, as an ordinary resolution, that the shares of the Company be redesignated in the following manner (the “Share Redesignations”):

a.	the 15,612,000 issued ordinary shares of par value US$0.001 each in the capital of the Company registered in the name of JME International Holdings Limited be redesignated as 7,806,000 Class A Ordinary Shares and 7,806,000 Class B Ordinary Shares, having the rights and subject to the restrictions set out in the New Amended and Restated Memorandum and Articles of Association;

b.	the remaining 10,728,000 issued ordinary shares of par value of US$0.001 each in the capital of the Company registered in the names of various shareholders be redesignated as 10,728,000 Class A Ordinary Shares, having the rights and subject to the restrictions set out in the New Amended and Restated Memorandum and Articles of Association;

c.	the 381,466,000 authorised but unissued ordinary shares of par value of US$0.001 each in the capital of the Company be redesignated as 381,466,000 Class A Ordinary Shares, having the rights and subject to the restrictions set out in the New Amended and Restated Memorandum and Articles of Association; and

d.	the 92,194,000 authorised but unissued ordinary shares of par value of US$0.001 each in the capital of the Company be redesignated as 92,194,000 Class B Ordinary Shares, having the rights and subject to the restrictions set out in the New Amended and Restated Memorandum and Articles of Association.

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 4

Subject to the approvals of the Proposal No. 1, the Proposal No. 2 and the Proposal No. 3,

(D)	Adoption of the New Amended and Restated Memorandum and Articles of Association

(D)	To consider and approve, as a special resolution, that the Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company as set forth in Annex A to the notice of the EGM (the “New Amended and Restated Memorandum and Articles of Association”) be adopted in substitution for and to the exclusion of the Amended and Restated Memorandum of Association and Amended and Restated Articles of Association of the Company currently in effect, to reflect, among others, the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

☐ FOR	☐ AGAINST	☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address.

707 Cayman Holdings Limited

Extraordinary General Meeting
December 19, 2025

DETACH PROXY CARD TO VOTE BY MAIL

THIS PROXY IS SOLICTED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Cheung Lui, as proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the ordinary shares of 707 Cayman Holdings Limited, which the undersigned is entitled to vote, as specified below on this card, at the 2025 Extraordinary General Meeting of 707 Cayman Holdings Limited on December 19, 2025, at 10 a.m. Hong Kong Time (December 18, 2025 at 9 p.m. U.S. Eastern Time), at 5/F, AIA Financial Centre, 712 Prince Edward Road East, San Po Kong , Hong Kong and at any adjournment or postponement thereof.

THE PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS.

This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournment or postponements thereof.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by 707 Cayman Holdings Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer.

Email Address:__________________________

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

__________________________________________

Dated: